From: **Del Afonso** ⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛ 📎
Subject: Harmony exciting updates: Product Launch / Community Round / Grant Approval
Date: September 23, 2025 at 6:14 AM
To: Laura González-Estéfani ⬛⬛⬛⬛⬛⬛⬛⬛
Cc: Shirley Szeto ⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛

Hi Laura,

Trust you're doing well!

Some exciting updates as we prepare to launch our first product on Q1 2026.

We'd love to invite TVC to join our soft launch going live on **September 25th** as an early investor. Early participants will receive an exclusive early bird discount**.** Note: TVC pro-rata is $11k.

Highlights summary:

- **Rini from ReThink Food** (Harmony's largest investor) is leading our funding round for institutional investors
- To support product launch we are also doing a **community round** through the Wefunder platform. You can learn more here: Harmony's Community Round Page
- We've just secured a **$5.9M USD grant in Brazil** to establish an R&D Center focused on infant formula development, along with a manufacturing facility for our Harmony product line.
- Product development is complete, and **sensory studies show a 61% improvement** over the current standard of care.

We also invited parents and healthcare professionals to experience our product firsthand — their enthusiastic responses speak volumes about the potential of Harmony's innovative solutions. See below:"



Looking forward to hearing from you.

Best













Best,
Del

Del Afonso, CEO
Schedule a meeting

+20Yrs doing baby nutrition, dad
of three & dreaming on more...

[redacted]
harmonybabynutrition.com

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





From: Del Afonso [redacted]
Subject: Harmony: Product Launch & Community Round
Date: September 12, 2025 at 1:05 AM
To: Katie Shea [redacted]
Cc: Shirley Szeto [redacted]

Hi Katie,

Exciting news: we're about to launch our community round on Wefunder 🎉

As you know, Harmony has been working for the past years with the mission to transform the infant nutrition industry with human-milk inspired products.

We've completed all development work to launch our 1st best-in-class allergy friendly formula:

- Finished product development and sensory studies demonstrating superiority (61% better) to the current standard of care.
- Completed successful quality evaluation at R&D pilot scale.
- Secured manufacturing site.
- Filed a composition patent aligned with the broader family of specialty patents in this space.

We've also invited parents and health care professionals to taste our products, see their reactions here:

We couldn't have done it without your help.

We'd love to invite you to join our **soft launch going live on Sep 25th** as an early investor of this community round. Those who join the round early will get an early bird discount. To learn more, visit and follow at: Harmony's Community Round Page.

Questions? Feedback? We'd love to hear from you – shoot us an email or book a meeting
here.

Talk soon,

Best

Del



Del Afonso, CEO
<u>Schedule a meeting</u>

**+20Yrs doing baby nutrition, dad
of three & dreaming on more...**

harmony



<u>harmonybabynutrition.com</u>

   

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.















From: Del Afonso [redacted]
Subject: Re: Hi
Date: September 15, 2025 at 10:31 PM
To: Lauren Abda [redacted]
Cc: Shirley Szeto [redacted]

Hi Lauren,

Looking forward to seeing you at the dinner!

This time, we're doing a hybrid approach for the fundraise. We'll have a dedicated instrument for institutional investors, alongside a crowdfunding campaign via Wefunder to build up a community in support of the product launch. Due to Reg C requirements, all investor information will be centralized on our Wefunder page, which serves as the company's data room.

Here's the link to the page: https://wefunder.com/harmonybabynutrition/

We're offering special terms for early supporters before the campaign goes live on the platform late this month.

Best,
Del

Del Afonso, CEO
Schedule a meeting

+20Yrs doing baby nutrition, dad of three & dreaming on more...

harmony

[redacted]
harmonybabynutrition.com

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Lauren Abda ⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛>
Date: Monday, 15 September 2025 at 10:16
To: Del Afonso ⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛
Subject: Re: Hi

Hi Del,

Great and looking forward to having you at the dinner!

I will talk this over with my colleague Marcia and see how we can help. We don't bring companies back to our monthly pitch sessions if they've already presented, but we can share opportunities with our members in other ways. Do you have an updated deck you can share with me?

Thank you,
Lauren

On Mon, Sep 15, 2025 at 9:33 AM Del Afonso ⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛ wrote:

> Hi Lauren,
>
> Lovely to hear from you — I'm delighted to participate and have just sent my confirmation.
>
> The timing is perfect. I was planning to reach out to you, as last Friday our board approved a new fundraise to launch our first product. Our largest investor, ReThink Food, will be leading the round, and I'd love to bring this opportunity to the Branch Venture Group.
>
> Please let me know the best way to share more details.
>
> Best,
> Del



Del Afonso, CEO
<u>Schedule a meeting</u>

+20Yrs doing baby nutrition, dad
of three & dreaming on more...

harmony


<u>harmonybabynutrition.com</u>

   

From: Lauren Abda ▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨
Date: Monday, 15 September 2025 at 09:17
To: Del Afonso ▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨
Subject: Re: Hi

Hi Del,

I hope this email finds you well.

I'm writing to invite you to our Capital Insights dinner with Insperity on September 24th. We have limited seating available and are in the process of confirming the final attendees.

Please RSVP at your earliest convenience using this link: https://www.paperlesspost.com/go/zJerZnvCkGzQYvC8kaDQG?guestToken=ee723b33ff4959dd480a1e8f9364f544717a727a

We'd love to have you join us!

Thank you,
Lauren

On Fri, Apr 11, 2025 at 8:32 AM Del Afonso ▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨rote:

> Thank you, Lauren,
> Talk soon
> Best
> Del
>
>
>
> Del Afonso, CEO
>
> harmony
>
> +20Yrs doing baby nutrition, dad
> of three & dreaming on more...
>
>
> harmonybabynutrition.com
>

From: Lauren Abda ▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨▨

Date: Friday, 11 April 2025 at 08:23
To: Del Afonso ◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼
Subject: Re: Hi

Sounds great, Del, and best of luck with the pitch! See you again in a few weeks and enjoy your travels in the meantime. - Lauren

On Fri, Apr 11, 2025 at 7:52 AM Del Afonso ◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼ wrote:

> Hi Lauren,
>
> Thanks for reaching out! Sorry for the delay in my reply – it's been a busy week. It was great seeing you too, and thank you so much for your support.
>
> On April 30th I'll be presenting at the Food Allergy Fund Summit in NY. but I'd be happy to join you on May 1st. I've made my reservation through the link you sent. I'm also looking forward to meeting Pedro Arce.
>
> Talk soon,
>
> Best,
>
> Del



> ### Del Afonso, CEO
>
> +20Yrs doing baby nutrition, dad
> of three & dreaming on more...
>
> ◼◼◼◼◼◼◼◼◼◼◼◼◼◼
> harmonybabynutrition.com

harmony

   

From: Lauren Abda ◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼>
Date: Wednesday, 9 April 2025 at 17:32
To: Del Afonso ◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼◼
Subject: Re: Hi

Hi Del, It was great seeing you last night and congratulations on all of your progress at Harmony. I wanted to extend two invitations to upcoming Branch events. Perhaps we can catchup at one or both of them if you can make it?

The first is Branchfood's 10-Year Anniversary Celebration on Wednesday, April 30, 2025 at the Sam Adams Downtown Boston Taproom from 5:00 PM – 8:00 PM. We already have over 100 registrants and it's going to be a great gathering! **RSVP here**

Also, the following day, May 1st, we'll host our monthly Community Table at M&T Bank, our newest event partner. The bank is working more with scaling food, tech, and sustainability companies and wants to develop more financial products for founders in this space. I'd love to introduce you to Pedro Arce there if you can join us at this kickoff session. **RSVP here**

See you again soon!
Lauren

On Mon, Dec 13, 2021 at 8:00 AM Lauren Abda ▨▨▨▨▨▨▨▨▨▨▨ wrote:

> Hi Wendel
>
> This was the expo: ▨▨▨▨▨▨▨▨▨▨▨▨▨▨ How would a coffee the week of the 20th work for you?
>
> Best,
> Lauren
>
> On Fri, Dec 10, 2021 at 5:42 PM Del Afonso ▨▨▨▨▨▨▨▨▨▨▨▨> wrote:
>
>> Hi Lauren
>> So nice to hear from you.
>> What is the Expo name?
>> Let's grab coffee when you back to Boston. Good stuff to updated you
>> Best
>> Del
>>
>>
>>
>> ---------- Forwarded message ---------
>> From: **Lauren Abda** ▨▨▨▨▨▨▨▨▨▨▨▨▨
>> Date: Fri, Dec 10, 2021 at 12:14 PM
>> Subject: Hi
>> To: Wendel <▨▨▨▨▨▨▨▨▨▨
>>
>>
>> Hey Wendel,
>>
>> How are things going? I'm at Plant Based Expo in NYC this week. You guys should definitely attend in the future. Let's grab coffee soon.
>>
>> Best, Lauren
>> --

Lauren Abda
Partner, Branch Venture Group



Error! Filename not specified.

From: Del Afonso ▨▨▨▨▨▨▨▨▨▨▨▨▨▨ 📎
Subject: Harmony: Product Launch & Community Round
Date: September 23, 2025 at 5:53 AM
To: Caroline Mak ▨▨▨▨▨▨▨▨▨▨▨▨▨▨
Cc: Shirley Szeto ▨▨▨▨▨▨▨▨▨▨▨▨

Hi Caroline,

Hope you're doing well!

Some exciting updates as we prepare to launch our first product on Q1 2026.

We have just approved a sizable grant in Brazil to continue the development our innovations and for having a small manufacturing facility. More details below:

Highlights summary:

- **Rini from ReThink Food** (Harmony's largest investor) is leading our hybrid funding round, which includes both institutional/professional investors and non-accredited investors via the Wefunder platform.
- We've secured a **$5M+ grant in Brazil** to establish an R&D Center focused on infant formula development, along with a manufacturing facility for our Harmony product line.
- Product development is complete, and **sensory studies show a 61% improvement** over the current standard of care.
- We've filed a **composition patent**, aligned with a broader family of specialty patents in this space.

We also invited parents and healthcare professionals to experience our product firsthand — their enthusiastic responses speak volumes about the potential of Harmony's innovative solutions. See below:"



We understand this may not typically be a round BIV invests in, but we'd be thrilled to have you join us for our soft launch on September

















We understand this may not typically be a round BIV invests in, but we'd be thrilled to have you join us for our soft launch on September 25th as an early investor.

Early participants will receive an exclusive early bird discount**.**

You can learn more and join the round here: : Harmony's Community Round Page

Looking forward to hearing from you.

Best,
Del

Del Afonso, CEO

Schedule a meeting

harmony

+20Yrs doing baby nutrition, dad
of three & dreaming on more...

[redacted]

harmonybabynutrition.com

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.















From: **Del Afonso** [redacted]
Subject: Harmony – Product launch & Investment Round Update
Date: September 16, 2025 at 11:24 AM
To: Chris Adamo [redacted]
Cc: Adam Garfield [redacted]

Hi Chris & Adam,

Hope you're both doing well!

I'm happy to share some good news: following our board meeting last Friday, we received strong support from the board—and even better, our largest investor, ReThink Food, has committed to leading our current funding round to support our product launch!

This round is structured as a hybrid for both institutional and community investors, and will follow Reg CF guidelines, which means all investors must have equal access to the same information. You can find all the details on our Wefunder campaign page:

👉 https://wefunder.com/harmonybabynutrition

We're planning to go live on **September 25th**, and early bird investors will be eligible for a discounted rate. It would be fantastic to have Flamingo join us in this round as we prepare for our Q1 2026 product launch.

Chris, I'd love to revisit the conversation we had a few months ago. Your support in connecting with potential investors, influencers, and advocates for this cause would be very important now.

Would you be open to a quick call in the next couple of days to catch up?

Best
Del

Del Afonso, CEO
Schedule a meeting

harmony

+20Yrs doing baby nutrition, dad of three & dreaming on more...

[redacted]
harmonybabynutrition.com

Disclaimer:

From: **Del Afonso** ▨▨▨▨▨▨▨▨▨▨▨▨ 📎
Subject: Harmony: Product Launch & Community Round
Date: September 19, 2025 at 12:07 PM
To: Meng Xiong Kuok ▨▨▨▨▨▨▨▨▨ Zheng Xiang Chan ▨▨▨▨▨▨▨▨
Cc: Shirley Szeto ▨▨▨▨▨▨▨▨▨▨▨▨

Hi Mx & Zx

Hope you're doing well! Trust this finds you well!

After this many years I'm very happy to share some exciting updates with you — we're preparing to launch our first product and officially opening our community round on Wefunder!

Here are a few highlights:

- **ReThink Food** (Harmony's largest investor) is leading our hybrid funding round, which includes both institutional/professional investors and non-accredited investors via the Wefunder platform.
- We've secured a **$5M+ grant in Brazil** to establish an R&D Center focused on infant formula development, along with a manufacturing facility for our Harmony product line.
- Product development is complete, and **sensory studies show a 61% improvement** over the current standard of care.
- We've filed a **composition patent**, aligned with a broader family of specialty patents in this space.

We also invited parents and healthcare professionals to experience our product firsthand — their enthusiastic responses speak volumes about the potential of Harmony's innovative solutions. See below:"



We do understand that Harmony may not be a fit for K3 Ventures at this point but it will be great if you could point us to any potential investor. We are super excited about the next steps and your continued support will be very important as always. Soft launch is going live on September 25th and early participants will receive an exclusive early bird discount.

You can learn more and join the round here: : Harmony's Community Round Page

You can learn more and join the round here : Harmony's Community Round Page

Looking forward to hearing from you.

Best,
Del



Del Afonso, CEO
<u>Schedule a meeting</u>

**+20Yrs doing baby nutrition, dad
of three & dreaming on more...**

     

harmonybabynutrition.com

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Del Afonso** ⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛ 📎
Subject: Harmony: Product Launch & Community Round
Date: September 19, 2025 at 11:56 AM
To: Mattan Lurie ⬛⬛⬛⬛⬛⬛⬛⬛
Cc: Gang Mai (Mark) ⬛⬛⬛⬛⬛⬛⬛⬛ Shirley Szeto ⬛⬛⬛⬛⬛⬛⬛⬛

Hi Mattan and Mark

Hope you're doing well! Trust this finds you well!

After this many years I'm very happy to share some exciting updates with you — we're preparing to launch our first product and officially opening our community round on Wefunder!

Here are a few highlights:

- **ReThink Food** (Harmony's largest investor) is leading our hybrid funding round, which includes both institutional/professional investors and non-accredited investors via the Wefunder platform.
- We've secured a **$5M+ grant in Brazil** to establish an R&D Center focused on infant formula development, along with a manufacturing facility for our Harmony product line.
- Product development is complete, and **sensory studies show a 61% improvement** over the current standard of care.
- We've filed a **composition patent**, aligned with a broader family of specialty patents in this space.

We also invited parents and healthcare professionals to experience our product firsthand — their enthusiastic responses speak volumes about the potential of Harmony's innovative solutions. See below:"



As an early supporter in Harmony, we'd love to invite **Ventures Lab** to join our soft launch going live on **September 25th** as an early investor. Early participants will receive an exclusive early bird discount**.**

You can learn more and join the round here: : Harmony's Community Round Page

Looking forward to hearing from you.

Best,
Del



Del Afonso, CEO
<u>Schedule a meeting</u>

**+20Yrs doing baby nutrition, dad
of three & dreaming on more...**


_____y___y_u_____.

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





From: **Del Afonso** [redacted]
Subject: Harmony exciting updates: Product Launch / Community Round / Grant Approval
Date: September 23, 2025 at 6:13 AM
To: Santiago Canalejo [redacted]

Hi Santi,
Trust you're doing well!

Some exciting updates as we prepare to launch our first product on Q1 2026.

We'd love to invite TVC to join our soft launch going live on **September 25th** as an early investor. Early participants will receive an exclusive early bird discount**.** Note: TVC pro-rata is $11k.

Highlights summary:

- **Rini from ReThink Food** (Harmony's largest investor) is leading our funding round for institutional investors
- To support product launch we are also doing a **community round** through the Wefunder platform. You can learn more here: Harmony's Community Round Page
- We've just secured a **$5.9M USD grant in Brazil** to establish an R&D Center focused on infant formula development, along with a manufacturing facility for our Harmony product line.
- Product development is complete, and **sensory studies show a 61% improvement** over the current standard of care.

We also invited parents and healthcare professionals to experience our product firsthand — their enthusiastic responses speak volumes about the potential of Harmony's innovative solutions. See below:"

We asked parents and professionals
to try hypoallergenic formulas

Looking forward to hearing from you.

Best,
Del



Del Afonso, CEO
[Schedule a meeting](#)

+20Yrs doing baby nutrition, dad
of three & dreaming on more...



harmonybabynutrition.com

harmony

   

Disclaimer:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.